

September 21, 2011

<u>Via Facsimile</u>
Mr. Anthony Pizzacalla
President & Treasurer
Secure Window Blinds, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re: Secure Window Blinds, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 0-54009**

Dear Mr. Pizzacalla:

We have reviewed your response letter dated August 18, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A(T). Controls and Procedures, page 17

1.   We note the revisions you made related to prior comments three and four; however it appears that you did you not amend your December 31, 2010 Form 10-K, but rather your December 31, 2009 Form 10-K. In this regard, please amend your Form 10-K for the fiscal year ended **December 31, 2010** to:

- Provide your certifying officers' separate conclusion as to the effectiveness or ineffectiveness of your **"disclosure controls and procedures"** as of December 31, 2010, as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the "Item" being amended and currently dated certifications that refer to the amended form. Other than the date, the amended disclosures should be substantially similar to the disclosures you provided in your June 30, 2011 Form 10-Q/A.

- Clarify your certifying officers' separate conclusion as to the effectiveness or ineffectiveness of your **"internal control over financial reporting"** as of December 31, 2010, as required by Item 308 of Regulation S-K. We note that in the second paragraph management appears to conclude that internal control over financial reporting is effective. We also note that in the fourth paragraph management appears to conclude, although using an incorrect date, that internal control over financial reporting is not effective and appears to identify several material weaknesses. Please clearly and consistently state if internal control over financial reporting is or is not effective at December 31, 2010 and identify the framework you used in your assessment. If the disclosures in the second paragraph were meant to refer to disclosure controls and procedures, please correct them. To the extent that management concludes disclosure controls and procedure and/or internal control over financial reporting are effective but identifies material weaknesses, please provide us a comprehensive explanation regarding how those determinations were made.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief